

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

John Chen
Executive Chairman
FGI Industries Ltd.
906 Murray Road
East Hanover, NJ 07869

> **Re: FGI Industries Ltd.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 3, 2022**
> **File No. 333-259457**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 Filed January 3, 2022

Prospectus Cover Page, page i

1.   We note your disclosure on page 86 that Foremost Groups Ltd. will beneficially own 71.8% of the company's shares and disclosure in the Summary that Foremost will continue to exercise significant control over the company after the offering. Please disclose on the prospectus cover and in the summary the percent of the voting power that Foremost Groups Ltd. will control after completion of the offering. Please also disclose on the prospectus cover and in the summary whether you will be considered to be a controlled company and whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Prospectus Summary
Recent Developments, page 6

2. We note your statement in your disclosure that your "actual results may differ materially from these estimates due..." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

 You may contact Melissa Gilmore, Staff Accountant at (202) 551-3777 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing